Exhibit 4.2
WESTWOOD ONE, INC.

CERTIFICATE OF DESIGNATIONS
OF
7.50% SERIES A-1 CONVERTIBLE PREFERRED STOCK
(Pursuant to Section 151 of the Delaware General Corporation Law)

Westwood One, Inc., a Delaware corporation (the “Corporation”), in accordance with the provisions of Section 103 of the Delaware General Corporation Law (the “DGCL”) does hereby certify that, in accordance with Section 141(c) of the DGCL, the following resolution was duly adopted by the Board of Directors of the Corporation (the “Board”) as of April 20, 2009:
RESOLVED, that the Board pursuant to authority expressly vested in it by the provisions of the Restated Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), hereby authorizes the issuance of one series of Preferred Stock designated as the 7.50% Series A-1 Convertible Preferred Stock (the “Series A-1 Preferred Stock”), par value $0.01 per share, of the Corporation to consist of 75,000 shares of Series A-1 Preferred Stock, and hereby fixes the powers, preferences, rights, qualifications, limitations and restrictions thereof (in addition to any provisions set forth in the Certificate of Incorporation that are applicable to the Preferred Stock of all classes and series) as follows:
1. Certain Definitions. Unless the context otherwise requires, the terms defined in this paragraph 1 shall have, for all purposes of this resolution, the meanings herein specified.
“Affiliate” of a Person means any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the first Person.
“Budget” has the meaning set forth in subparagraph 6(c) below.
“Business Day” means any day except Saturday, Sunday and any day on which banking institutions in New York City are authorized or required by Law or other governmental action to close.
“Certificate of Designations” means this Certificate of Designations of the Corporation’s 7.50% Series A-1 Convertible Preferred Stock.
“Charter Amendment” means an amendment of the Certificate of Incorporation to increase the number of authorized shares of Common Stock to permit the conversion of all outstanding shares of Series A-1 Preferred Stock and Series B Preferred Stock.

“Closing Price” means, for any date, if the Common Stock is then listed on a Trading Market, the last sales price (regular way) or the average of the last bid and ask prices, as applicable, per share of Common Stock for such date (or the nearest preceding date that is a Trading Day) on such Trading Market on which the Common Stock is then listed.
“Common Stock” means the Corporation’s Common Stock, par value $0.01 per share, and any other class or series of the Corporation’s capital stock, howsoever designated, authorized after the Issue Date, that has the right (subject always to prior rights of any class or series of preferred stock) to participate in the distribution of the assets and earnings of the Corporation without limit as to per share amount, excluding participating preferred stock.
“Company Redemption Closing Price” has the meaning set forth in subparagraph 4(a) below.
“Conversion Date” means, as applicable, the Mandatory Conversion Date and/or the Optional Conversion Date.
“Conversion Price” means the price per share of Common Stock used to determine the number of shares of Common Stock deliverable upon conversion of the Series A-1 Preferred Stock, which price shall initially be $0.03601, subject to adjustment in accordance with the provisions of paragraph 5 below.
“Corporation” has the meaning set forth in the first introductory paragraph above.
“DGCL” has the meaning set forth in the first introductory paragraph above.
“Dividend Date” means March 31, June 30, September 30 and December 31 of each year, beginning June 30, 2009.
“Dividend Period” means (a) the period beginning on the Issue Date and ending on the first Dividend Date and (b) each quarterly period thereafter between Dividend Dates.
“Dividend Rate” means (a) from the Issue Date to June 19, 2013, 7.50% and (b) from and after June 20, 2013, 15.0%.
“Encumbrance” means any charge, claim, community property interest, condition, easement, covenant, warrant, demand, encumbrance, equitable interest, lien, mortgage, option, purchase right, pledge, security interest, right of first refusal or other right of third parties or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“Excluded Stock” means (a) shares of Common Stock issuable by the Corporation upon conversion of shares of Series A-1 Preferred Stock or upon exercise of the Warrants, (b) up to 5,000,000 shares of Common Stock issued in connection with a bona fide acquisition by the Corporation of a Related Business by merger, asset purchase, stock purchase or any other reorganization; provided, that the Corporation is the surviving Person after such transaction, and (c) up to 6,000,000 shares of Common Stock (or options to purchase such shares or any combination thereof) issued in fiscal 2008 and up to 4,000,000 shares of Common Stock (or options to purchase such shares or any combination thereof) issued in each fiscal year thereafter, in each case to eligible participants pursuant to a bona fide employee stock option plan or stock incentive plan approved by the Board.

“Governmental Authority” means any United States federal, state, provincial, supranational, county or local or any foreign government, governmental, regulatory or administrative authority, agency, self-regulatory body, instrumentality or commission, and any court, tribunal, or judicial or arbitral body (including private bodies) and any political or other subdivision, department or branch of any of the foregoing
“Holder” means any record holder of Series A-1 Preferred Stock as such shall appear upon the stock register of the Corporation.
“Issue Date” means April 23, 2009.
“Junior Stock” means the Common Stock and any other class or series of capital stock of the Corporation ranking junior to the Series A-1 Preferred Stock both as to dividends and as to distributions upon a Liquidation Event.
“Laws” means any statute, law (including common law), rule, ordinance, code or regulation, Order, interpretation, guidance, directive, policy statement or opinion of any Governmental Authority.
“Liquidation Event” means any termination, liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary. At the election of the Holders of a majority of the then outstanding shares of Series A-1 Preferred Stock, (a) the consolidation or merger of the Corporation into or with another Person or Persons (other than any such transactions in which the holders of a majority of the Voting Stock in the Corporation (measured by voting power rather than the number of shares and without distinction as to any series or class of Voting Stock) immediately before such transaction hold a majority of the Voting Stock in the surviving Person (measured by voting power rather than the number of shares and without distinction as to any series or class of Voting Stock) immediately after such transaction), or (b) the sale of all or substantially all of the assets of the Corporation and its Subsidiaries (determined on a consolidated basis) shall each be deemed a Liquidation Event.
“Liquidation Preference” means, on any date, the product of (1) the Multiplier times (2) the sum of (a) $1,065 plus (b) accrued dividends thereon through such date.
“Mandatory Conversion Date” has the meaning set forth in subparagraph 5(b) below.
“Maximum Authorized Amount” means, on any date, (A) the number of authorized shares of Common Stock under the Certificate of Incorporation that have not been issued as of such date less (B) all of the shares of Common Stock underlying all of the then outstanding options, warrants and convertible securities of the Corporation, other than the Series A-1 Preferred Stock and the Series B Preferred Stock.
“Modified Redemption Price” has the meaning set forth in paragraph 12 below.

“Multiplier” means (a) 1.0 through December 19, 2013, and (b) 1.5 thereafter.
“Optional Conversion Date” has the meaning set forth in subparagraph 5(c).
“Order” means any award, writ, stipulation, determination, decision, injunction, judgment, order, decree, ruling, subpoena or verdict entered, issued, made or rendered by, or any contract with, any Governmental Authority.
“Parity Stock” means the Series B Preferred Stock and any other class or series of capital stock of the Corporation ranking on a parity with the Series A-1 Preferred Stock both as to dividends and as to distributions upon a liquidation, dissolution or winding up of the Corporation.
“Permitted Holder” means any of the Purchasers or their Related Persons.
“Person” means any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, Governmental Authority or other entity of any kind.
“Preemptive Notice” has the meaning set forth in subparagraph 7(a) below.
“Preemptive Shares” has the meaning set forth in subparagraph 7(a)(i) below.
“Pro Rata Portion” means, on any date with respect to any Person, the product of (a) a fraction, (i) the numerator of which is the number of shares of Common Stock underlying the Series A-1 Preferred Stock and/or Series B Preferred Stock proposed to be converted by such Person on such date and (ii) the denominator of which is the number of shares of Common Stock underlying the Series A-1 Preferred Stock and Series B Preferred Stock outstanding on such date, and (b) the Maximum Authorized Amount on such date.
“Purchasers” means Gores Radio Holdings, LLC (in each case together with its designees that are Affiliates of The Gores Group, LLC).
“Redemption Agent” means a bank or trust company in good standing, organized under the Laws of the United States of America or any jurisdiction thereof, and having capital, surplus and undivided profits aggregating at least One Hundred Million Dollars ($100,000,000) appointed by the Corporation as its agent for redemption of the Series A-1 Preferred Stock.
“Redemption Price” means the consideration to be paid upon redemption of the Series A-1 Preferred Stock, determined in accordance with paragraph 4 below.
“Related Businesses” means the business in which the Corporation and its Subsidiaries were engaged on the Issue Date and any business reasonably related or complementary thereto.
“Related Person” means with respect to any Purchaser (x) any Affiliate of such Purchaser and any officer, director, partner or member of such Purchaser or any of its Affiliates and (y) any investment fund, investment partnership, investment account or other investment Person whose investment manager, investment advisor, managing member or general partner is (i) such Purchaser or an Affiliate of such Purchaser or (ii) any officer, director, partner or member of such Purchaser or any of its Affiliates.

“Senior Notes Agreement” means the Note Purchase Agreement, dated as of December 3, 2002, between the Corporation and the purchasers listed on Schedule A thereto, as amended or restated and in effect from time to time.
“Series A-1 Preferred Stock” has the meaning set forth in the second paragraph of this Certificate of Designations.
“Series A-1 Purchase Agreement” means the Purchase Agreement, dated as of April 23, 2009, among the Corporation and the Purchasers.
“Series B Preferred Stock” means the 8.0% Series B Convertible Preferred Stock, par value $0.01 per share, of the Corporation.
“Stockholder Approval” means the affirmative vote of the holders of at least 75% of the voting power of all outstanding shares of capital stock of the Corporation having general voting power, regardless of class and voting together as a single class, for the approval of the Charter Amendment.
“Subsidiary” means (a) a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by the Corporation, (b) a partnership of which the Corporation, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs or (c) any other Person (other than a corporation) in which the Corporation, directly or indirectly, has at least a majority ownership interest or majority voting power.
“Trading Day” means (a) any day on which the Common Stock is listed and traded on the Trading Market, or (b) if the Common Stock is not then listed and traded on the Trading Market, then any Business Day.
“Trading Market” means any national securities exchange, if the Common Stock is then listed on such exchange.
“Voting Stock” means, with respect to any Person, capital stock of such Person that ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person.
“Warrants” means the warrants that were purchased under the Purchase Agreement, dated as of February 25, 2008, among the Corporation and the Purchasers.
2. Dividends.
(a) The Holders shall be entitled to receive dividends at the Dividend Rate per annum, compounded quarterly. Such dividends shall be cumulative from the Issue Date and shall be added daily to the Liquidation Preference. The dividends per share of Series A-1 Preferred Stock for any full quarterly period shall be computed by multiplying the Dividend Rate for such Dividend Period by the Liquidation Preference (determined as of the first day of such Dividend Period) per share and dividing the result by four. Dividends payable for any period less than a full quarterly Dividend Period shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed for any period less than one month.

(b) In addition to the dividends specified in subparagraph 2(a) above, if dividends are declared or paid on the Common Stock, then such dividends shall be declared and paid pro rata on the Common Stock and the Series A-1 Preferred Stock, treating each share of Series A-1 Preferred Stock as the greatest whole number of shares of Common Stock then issuable upon conversion thereof pursuant to paragraph 5 below and assuming the Series A-1 Preferred Stock is convertible in its entirety without regard to the ability of the Corporation to issue Common Stock upon such conversion and without regard to the Maximum Authorized Amount.
(c) So long as any shares of Series A-1 Preferred Stock shall be outstanding, the Corporation shall not (i) declare or pay any dividend or make any distribution on any Junior Stock, whether in cash, property or otherwise (other than dividends payable in shares of the class or series upon which such dividends are declared or paid, or payable in shares of Common Stock with respect to Junior Stock for which an adjustment is made pursuant to subparagraph 5(e)(i) hereof) or (ii) purchase or redeem, or permit any Subsidiary to purchase or redeem any Junior Stock (except by conversion into or in exchange solely for shares of Common Stock), or pay or make available any monies for a sinking fund for the purchase or redemption of any Junior Stock, other than up to 2,000,000 shares of Common Stock from employees of the Corporation who are not directors or executive officers of the Corporation upon termination of employment with the Corporation.
3. Distributions Upon Liquidation Event. Upon any Liquidation Event, before any distribution or payment shall be made to the holders of Junior Stock, the Holders shall be entitled to be paid, to the extent possible the greater of (a) the Liquidation Preference on the date of determination, and (b) the amount that would be payable to the Holders if such Holders had converted all outstanding shares of Series A-1 Preferred Stock into shares of Common Stock immediately prior to such Liquidation Event assuming the Series A-1 Preferred Stock is convertible in its entirety without regard to the ability of the Corporation to issue Common Stock upon such conversion and without regard to the Maximum Authorized Amount. If such payment shall have been made in full to the Holders, and if payment shall have been made in full to the holders of any Parity Stock of all amounts to which such holders shall be entitled, the remaining assets and funds of the Corporation shall be distributed among the holders of Junior Stock, according to their respective shares and priorities. If, upon any such Liquidation Event, the net assets of the Corporation distributable among the Holders and the holders of all outstanding shares of any Parity Stock shall be insufficient to permit the payment in full to such holders of the preferential amounts to which they are entitled, then the entire net assets of the Corporation remaining shall be distributed among the Holders and the holders of any Parity Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled. After payment to the holders of Series A-1 Preferred Stock of the full amount to which they are entitled under this paragraph 3, such holders of Series A-1 Preferred Stock shall have no right or claim to any assets of the Corporation.

4. Redemption by the Corporation.
(a) Optional Redemption. The Series A-1 Preferred Stock shall not be redeemed in whole or in part prior to March 19, 2013. Thereafter, subject to paragraph 10 of the Certificate of Designations of the Series B Preferred Stock, the Series A-1 Preferred Stock may be redeemed by the Corporation at any time in whole, at the option of the Corporation, for an amount, in cash (except as provided below) equal to the greater of (a) Liquidation Preference on the redemption date and (b) the product of the average Closing Price of the ten (10) Trading Days immediately preceding the redemption date (the “Company Redemption Closing Price”) and the number of shares of Common Stock that would have been issued had the Holders converted all outstanding shares of Series A-1 Preferred Stock into shares of Common Stock on the redemption date assuming the Series A-1 Preferred Stock is convertible in its entirety without regard to the ability of the Corporation to issued Common Stock upon such conversion and without regard to the Maximum Authorized Amount; provided, that if the amount described in clause (b) exceeds the amount described in clause (a), the Corporation shall pay the portion of the Redemption Price equal to such excess by delivering that whole number of shares of Common Stock determined by dividing such excess by the Company Redemption Closing Price and rounding up.
(b) A notice of redemption shall be sent by or on behalf of the Corporation to the Holders not less than thirty (30) days nor more than ninety (90) days prior to the anticipated date of redemption (i) notifying such Holders of the election of the Corporation to redeem such shares and of the date of redemption, (ii) stating the place or places at which the shares called for redemption shall, upon presentation and surrender of the certificates evidencing such shares, be redeemed, and the Redemption Price therefor, and (iii) stating the name and address of the Redemption Agent, and the name and address of the Corporation’s transfer agent for the Series A-1 Preferred Stock.
(c) The Corporation shall appoint the Redemption Agent as its agent for redemption of the Series A-1 Preferred Stock. Following such appointment and prior to any redemption, the Corporation shall deliver to the Redemption Agent irrevocable written instructions authorizing the Redemption Agent, on behalf and at the expense of the Corporation, to cause such notice of redemption to be duly mailed as herein provided as soon as practicable after receipt of such irrevocable instructions and in accordance with the above provisions. All funds and shares of Common Stock necessary for the redemption shall be deposited with the Redemption Agent in trust at least two (2) Business Days prior to the date of redemption, for the pro rata benefit of the Holders of the shares so called for redemption, so as to be and continue to be available therefor.
(d) If a notice of redemption shall have been given as provided herein, and the Corporation shall not default in the payment of the Redemption Price, then (i) each Holder of shares called for redemption shall be entitled to all preferences and relative and other rights accorded by this resolution until and including the time of redemption and (ii) from and after the time of redemption the shares called for redemption shall no longer be deemed to be outstanding, and all rights of the Holders of such shares shall cease and terminate, except the right of the Holders of such shares, upon surrender of certificates therefor, to receive amounts to be paid hereunder.

(e) The deposit of monies and shares of Common Stock in trust with the Redemption Agent shall be irrevocable except that the Corporation shall be entitled to receive from the Redemption Agent the interest or other earnings, if any, earned on any monies so deposited in trust, and the Holders of any shares redeemed shall have no claim to such interest or other earnings, and any balance of monies so deposited by the Corporation and unclaimed by the Holders entitled thereto at the expiration of two years from the Redemption Date shall be repaid, together with any interest or other earnings thereon, to the Corporation, and after any such repayment, the Holders of the shares entitled to the funds so repaid to the Corporation shall look only to the Corporation for such payment, without interest.
5. Conversion Rights. The Series A-1 Preferred Stock shall be convertible into Common Stock as follows:
(a) Conversion at the Option of Holder. Subject to and upon compliance with the provisions of this paragraph 5, any Holder shall have the right at such Holder’s option, at any time or from time to time, to convert such Holder’s shares of Series A-1 Preferred Stock into a number of fully paid and nonassessable shares of Common Stock calculated in accordance with subparagraph (c) below. Notwithstanding the foregoing, if the number of shares of Common Stock issuable with respect to all shares of Series A-1 Preferred Stock and Series B Preferred Stock surrendered for conversion on any date exceeds the Maximum Authorized Amount on such date, each holder thereof may only convert the number of shares of Series A-1 Preferred Stock and Series B Preferred Stock so that the total number of shares of Common Stock so issuable is no greater than such holder’s Pro Rata Portion.
(b) Mandatory Conversion. On the first date on which there are a number of unissued shares of Common Stock authorized under the Certificate of Incorporation sufficient to permit conversion of all of the then outstanding shares of Series B Preferred Stock and Series A-1 Preferred Stock (the “Mandatory Conversion Date”), each outstanding share of Series A-1 Preferred Stock shall automatically be converted (simultaneously with the conversion of each outstanding share of Series B Preferred Stock into Common Stock), without any further act of the Corporation or its stockholders (and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent), into fully paid and nonassessable shares of Common Stock based on the Conversion Price then in effect. As soon as reasonably practicable following the Mandatory Conversion Date, the Corporation shall deliver a written notice thereof to each Holder. The Corporation shall not be obligated to issue to any such Holder certificates evidencing the shares of Common Stock issuable upon such conversion unless certificates evidencing the shares of Series A-1 Preferred Stock duly endorsed or an affidavit of lost certificates, in each case, in form reasonably satisfactory to the Corporation are delivered either to the Corporation or any transfer agent of the Corporation.

(c) Mechanics of Conversion. The number of shares of Common Stock to which a Holder shall be entitled to upon conversion pursuant to this paragraph 5 shall be determined by dividing (x) (1) if on or prior to October 22, 2009, $1,065 multiplied by the number of shares of Series A-1 Preferred Stock to be converted as of the Conversion Date or (2) if after October 23, 2009, the Liquidation Preference of the shares of Series A-1 Preferred Stock to be converted as of the Conversion Date by (ii) the Conversion Price in effect at the close of business on the Conversion Date (determined as provided in this paragraph 5).
Any Holder may exercise its conversion right specified in subparagraph 5(a) by surrendering to the Corporation or any transfer agent of the Corporation the certificate or certificates or an affidavit of lost certificates, in each case, duly endorsed in form reasonably satisfactory to the Corporation for the shares to be converted, accompanied by written notice substantially in the form set forth in Annex A.
Conversion pursuant to exercise of the conversion right specified in subparagraph 5(a) shall be deemed to have been effected prior to the opening of the Trading Market (or if the Common Stock is not then listed on a national securities exchange then at 8:00 A.M. New York time) on the date when delivery of certificates for shares is made and such date is referred to herein as the “Optional Conversion Date”.
As promptly as practicable thereafter (and after surrender of the certificate or certificates representing shares of Series A-1 Preferred Stock to the Corporation or any transfer agent of the Corporation in the case of conversions pursuant to subparagraph 5(a)), the Corporation shall issue and deliver to or upon the written order of such Holder a certificate or certificates for the number of full shares of Common Stock to which such Holder is entitled.
The Person in whose name the certificate or certificates for Common Stock are to be issued shall be deemed to have become a holder of record of such Common Stock on the applicable Conversion Date. Upon conversion of only a portion of the number of shares covered by a certificate representing shares of Series A-1 Preferred Stock surrendered for conversion (in the case of conversion pursuant to subparagraph 5(a)), the Corporation shall issue and deliver to or upon the written order of the Holder of the certificate so surrendered for conversion, at the expense of the Corporation, a new certificate covering the number of shares of Series A-1 Preferred Stock representing the unconverted portion of the certificate so surrendered.
(d) Fractional Shares. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series A-1 Preferred Stock. If more than one share of Series A-1 Preferred Stock shall be surrendered for conversion at any one time by the same Holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series A-1 Preferred Stock so surrendered. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Series A-1 Preferred Stock, the Corporation shall round such fractional share up to the next whole share of Common Stock.

(e) Conversion Price Adjustments. The Conversion Price shall be subject to adjustment from time to time as follows:
(i)	Stock Dividends, Subdivisions or Combinations. If the Corporation shall (A) declare a dividend or make a distribution on its Common Stock in shares of its Common Stock, (B) subdivide the outstanding shares of Common Stock into a greater number of shares of Common Stock, or (C) combine the outstanding Common Stock into a smaller number of shares of Common Stock, the Conversion Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision or combination shall be proportionately adjusted so that the holder of any shares of Series A-1 Preferred Stock surrendered for conversion after such date shall be entitled to receive the number of shares of Common Stock which he would have owned or been entitled to receive had such Series A-1 Preferred Stock been converted immediately prior to such date and assuming the Series A-1 Preferred Stock is convertible in its entirety without regard to the ability of the Corporation to issue Common Stock upon such conversion and without regard to the Maximum Authorized Amount. Successive adjustments in the Conversion Price shall be made whenever any event specified above shall occur.

(ii)	Consolidation, Merger, Sale, Lease, Conveyance or Reclassification. In case of any consolidation with or merger of the Corporation with or into another corporation, or in case of any sale, lease or conveyance to another corporation of the assets of the Corporation as an entirety or substantially as an entirety, or any reclassification of the capital stock of the Corporation, each share of Series A-1 Preferred Stock shall after the date of such consolidation, merger, sale, lease, conveyance or reclassification be convertible into the number of shares of stock or other securities or property (including cash) to which the Common Stock issuable (at the time of such consolidation, merger, sale, lease, conveyance or reclassification and assuming the Series A-1 Preferred Stock is convertible in its entirety without regard to the ability of the Corporation to issue Common Stock upon such conversion and without regard to the Maximum Authorized Amount) upon conversion of such share of Series A-1 Preferred Stock would have been entitled upon such consolidation, merger, sale, lease, conveyance or reclassification; and in any such case, if necessary where there is a change in or distribution with respect to the Common Stock, the provisions set forth herein with respect to the rights and interests thereafter of the Holders shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of stock or other securities or property thereafter deliverable on the conversion of the shares of Series A-1 Preferred Stock. If the Corporation shall propose to take any action of the type described in this clause (ii), the Corporation shall give notice to each Holder, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action (to the extent such effect may be known on the date of such notice) on the Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable upon conversion of shares of Series A-1 Preferred Stock. In the case of any action that would require the fixing of a record date, such notice shall be given at least ten (10) days prior to the date so fixed, and in case of all other action, such notice shall be given at least fifteen (15) days prior to taking such proposed action.

(iii)	Statement Regarding Adjustments. Whenever the Conversion Price shall be adjusted, the Corporation shall forthwith file, at the office of any transfer agent for the Series A-1 Preferred Stock and at the principal office of the Corporation, a statement showing in reasonable detail the facts requiring such adjustment and the Conversion Price that shall be in effect after such adjustment, and the Corporation shall also cause a copy of such statement to be sent to each Holder. Each such statement shall be signed by the Chief Financial Officer of the Corporation.
(f) Notice to Holders. All notices permitted or required to be sent by the Corporation to the Holders pursuant to this Certificate of Designations shall be sent by overnight courier or first class certified mail, postage prepaid, or by means of electronic transmission (if on the same day the Corporation sends a conforming copy of such notice by a recognized overnight delivery service (charges prepaid)) to the Holders at the addresses appearing on the Corporation’s records.
(g) Treasury Stock. The sale or other disposition of any Common Stock theretofore held in the Corporation’s treasury shall be deemed to be an issuance thereof.
(h) Costs. The Corporation shall pay all documentary, stamp, transfer or other transactional taxes attributable to the issuance or delivery of shares of Common Stock upon conversion of any shares of Series A-1 Preferred Stock; provided that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer and involved in the issuance or delivery of any certificate for such shares in a name other than that of the Holder of the shares of Series A-1 Preferred Stock in respect of which such shares are being issued, and no such issue or delivery shall be made unless and until the Person requesting such issue has paid to the Corporation the amount of any such tax, or has established to the reasonable satisfaction of the Corporation that such tax has been or will be paid.
(i) Shares to be Fully Paid. The Corporation will take all action necessary to assure that all shares of Common Stock issued upon the conversion of the Series A-1 Preferred Stock will be duly and validly issued, fully paid and nonassessable, free and clear of all Encumbrances and shall not be subject to preemptive rights or similar rights of stockholders, and without limiting the generality of the foregoing, the par value per share of the Common Stock is at all times equal to or less than the then effective Conversion Price.

(j) Reservation of Shares. Prior to the Stockholder Approval and the filing with, and acceptance by the Secretary of State of the State of Delaware of the Charter Amendment, the Corporation shall reserve for the purpose of issuance upon conversion of the Series A-1 Preferred Stock and the Series B Preferred Stock such number of shares of Common Stock up to the Maximum Authorized Amount for all Holders and all holders of the Series B Preferred Stock. Thereafter, and as long as any Series A-1 Preferred Stock remains outstanding, the Corporation will take all action necessary to assure that it has authorized, and reserved for the purpose of issuance upon conversion of the Series A-1 Preferred Stock, a sufficient number of shares of Common Stock to provide for conversion of the Series A-1 Preferred Stock in full.
(k) Approvals. The Corporation, subject to obtaining the Stockholder Approval and filing the Charter Amendment with the Secretary of State of the State of Delaware, will take all action necessary to assure that shares of Common Stock may be validly and legally issued upon conversion of the Series A-1 Preferred Stock and in compliance with the requirements of all Laws and any securities exchange upon which the Common Stock may be listed. The Corporation will not take any action that could result in any adjustment hereunder if the total number of shares of Common Stock issuable after such action upon conversion or redemption of the Series A-1 Preferred Stock in full, together with all shares of Common Stock then outstanding and all shares of Common Stock then issuable upon exercise of all options or warrants and upon conversion of all convertible securities then outstanding, would exceed the total number of shares of Common Stock then authorized by the Certificate of Incorporation.
6. Voting Rights.
(a) In addition to the special voting rights provided below and by applicable Law, the Holders shall be entitled to vote upon all matters upon which holders of the Common Stock have the right to vote, and shall be entitled to the number of votes equal to the largest number of full shares of Common Stock into which such shares of Series A-1 Preferred Stock could be converted pursuant to the provisions of paragraph 5 hereof at the record date for the determination of the stockholders entitled to vote on such matters and assuming the Series A-1 Preferred Stock is convertible in its entirety without regard to the ability of the Corporation to issue Common Stock upon such conversion and without regard to the Maximum Authorized Amount, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, such votes to be counted together with all other shares of capital stock having general voting powers and not separately as a class. In all cases where the Holders have the right to vote separately as a class, such Holders shall be entitled to one vote for each such share held by them respectively.

(b) So long as the Permitted Holders in the aggregate own at least 50% of the shares of Series A-1 Preferred Stock issued on the Issue Date, the Corporation shall not and shall not permit any of its subsidiaries to without the consent of the Holders of a majority of shares of Series A-1 Preferred Stock then outstanding, given in writing or by vote at a meeting of Holders called for such purpose, directly or indirectly:
(i)	increase the authorized number of shares of Series A-1 Preferred Stock;

(ii)	conduct or engage in any business other than a Related Business;

(iii)	on or before December 19, 2013, merge or consolidate into or with another Person or Persons unless the holders of a majority of the Voting Stock in the Corporation (measured by voting power rather than the number of shares and without distinction as to any series or class of Voting Stock) immediately prior to such transaction continue to hold a majority of the Voting Stock (measured by voting power rather than the number of shares and without distinction as to any series or class of Voting Stock) in the surviving Person immediately after such transaction;

(iv)	sell, lease, exchange or otherwise dispose of (in each case, in one transaction or a series of related transactions) (i) on or before December 19, 2013, all or substantially all of the assets of the Corporation and its Subsidiaries (determined on a consolidated basis) or (ii) assets of the Corporation or of its Subsidiaries with a fair market value (individually or in the aggregate) of $25,000,000 or more;

(v)	purchase or otherwise acquire any material amount of the stock or assets of another company in one transaction or a series of related transactions having an aggregate value of more than $15,000,000;

(vi)	increase the number of directors that comprise the Board beyond eleven (11);

(vii)	issue or sell any capital stock (or securities convertible into capital stock) of the Corporation or any Subsidiary other than (A) Excluded Stock, (B) capital stock, the proceeds from the sale of which are concurrently used to redeem the Series A-1 Preferred Stock in full, (C) up to 10,000,000 shares of Common Stock issued at a price per share below $3.00 (in each case, subject to adjustment for stock dividends, subdivisions, reclassifications, combinations or similar type events) and (D) shares of Common Stock issued at a price per share at or above $3.00 (subject to adjustment for stock dividends, subdivisions, reclassifications, combinations or similar type events);

(viii)	pay, declare or set aside any sums or other property for the payment of any dividends on, or make any other distributions in respect of (including by merger or otherwise), any shares of capital stock of the Corporation or any Subsidiary (other than the Series A-1 Preferred Stock);

(ix)	redeem or repurchase (including by merger or otherwise) any capital stock of the Corporation or any Subsidiary (other than the Series A-1 Preferred Stock) other than (A) purchases of up to 10,000,000 shares of Common Stock in the aggregate and (B) purchases of up to 2,000,000 shares of Common Stock in the aggregate pursuant to bona fide employee benefit plans or arrangements approved by the Board from employees of the Corporation who are not directors or executive officers of the Corporation upon termination of employment with the Corporation (in each case, subject to adjustment for stock dividends, subdivisions, reclassifications, combinations or similar type events);

(x)	amend the Certificate of Incorporation (whether by amendment, amalgamation, merger or otherwise) in a manner that would require stockholder approval or amend the by-laws of the Corporation, in a manner that materially adversely affects the rights of the Holders;

(xi)	create, reclassify any shares of capital stock of the Corporation into or issue, any shares of capital stock having any preference or priority as to dividends or assets upon any Liquidation Event superior to, or on a parity with, any preference or priority of the Series A-1 Preferred Stock (it being understood and agreed that this clause (xi) shall not prohibit the issuance of capital stock, the proceeds from the sale of which are concurrently used to redeem the Series A-1 Preferred Stock in full);

(xii)	adopt any Budget or approve or permit any material variances therefrom;

(xiii)	make annual capital expenditures (including capital expenditures included in the Budget) in excess of $15,000,000 in the aggregate;

(xiv)	incur, guarantee or prepay any Debt that would cause the Total Debt Ratio (each as defined in the Senior Notes Agreement as in effect on June 18, 2008) to exceed 5.00 to 1;

(xv)	take any action that would cause an Event of Default under any agreement or instrument relating to indebtedness for borrowed money in excess of $10,000,000;

(xvi)	take any action to liquidate, dissolve or wind up the Corporation;

(xvii)	hire a new Chief Executive Officer of the Corporation;

(xviii)	make any material changes in accounting standards or policies other than as required by generally accepted accounting principles; and

(xix)	enter into any agreement to do any of the foregoing or cause or permit any Subsidiary of the Corporation directly or indirectly to do any of the foregoing.
(c) So long as the Permitted Holders in the aggregate own at least 50% of the shares of Series A-1 Preferred Stock issued on the Issue Date, on or prior to the date that is thirty (30) days before the end of each calendar year, the Chief Executive Officer of the Corporation shall present to the Board and Gores Radio Holdings, LLC an annual operating budget for the following calendar year. The budget as presented by the Chief Executive Officer of the Corporation shall become the budget (the “Budget”) for such calendar year only when approved in accordance with subparagraph 6(b). If the Budget is not approved for any calendar year prior to March 1 of such year in accordance with subparagraph 6(b), then the Budget for that calendar year shall be the Budget from the prior calendar year plus 5% (excluding the prior year’s extraordinary and nonrecurring items).
7. Preemptive Rights.
(a) For so long as the Permitted Holders own in the aggregate at least 50% of the Series A-1 Preferred Stock issued on the Issue Date, before any issuance by the Corporation of any Voting Stock (other than Excluded Stock) at a price less than $4.00 per share (subject to adjustment for stock dividends, subdivisions, reclassifications, combinations or similar type events), the Corporation shall give written notice (a “Preemptive Notice”) thereof to each Holder. The Preemptive Notice shall:
(i)	specify the material terms of the security or securities to be issued (the “Preemptive Shares”), the proposed purchasers, the date of issuance (which date shall not be less than ten (10) nor more than twenty (20) Business Days after the date of delivery of the Preemptive Notice), the consideration that the Corporation will receive therefor and any other material term or condition of such issuance; and

(ii)	contain an offer to sell to each Holder Preemptive Shares at the same price and for the same consideration to be paid by the purchaser, in an amount so that each such Holder shall maintain its fully diluted percentage interest in the total voting power of the Corporation.

(b) Each such Holder shall be entitled, by written notice to the Corporation not less than three (3) Business Days prior to the proposed date of issuance, to elect to purchase all or part of the Preemptive Shares offered to such Holder in the Preemptive Notice on the terms and conditions set forth therein. In the event that any such offer is accepted by any Holder, the Corporation shall sell to such Holder, and such Holder shall purchase from the Corporation for the consideration and on the terms set forth in the Preemptive Notice the securities that such Holder has elected to purchase on the same day it issues (or would have issued) the Preemptive Shares.
(c) If the Corporation does not proceed with the proposed issuance of capital stock specified in the Preemptive Notice on the terms and conditions set forth therein, then the provisions of this paragraph 7 shall again be in effect with respect to any subsequent issuance.
8. Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.
9. Severability of Provisions. If any right, preference or limitation of the Series A-1 Preferred Stock set forth in this resolution (as such resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of Law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.
10. Status of Reacquired Shares. Shares of Series A-1 Preferred Stock that have been issued and reacquired in any manner shall (upon compliance with any applicable provisions of the Laws of the State of Delaware) have the status of authorized and unissued shares of Preferred Stock issuable in series undesignated as to series and, subject to the provisions hereof, may be redesignated and reissued.
11. Amendment. No provision of this Certificate of Designations may be amended, except in a written instrument signed by the Corporation and Holders of a majority of the shares of Series A-1 Preferred Stock then outstanding. Any of the rights of the Holders set forth herein may be waived by the affirmative vote of Holders of a majority of the shares of Series A-1 Preferred Stock then outstanding. No waiver of any default with respect to any provision, condition or requirement of this Certificate of Designations shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.
12. Redemption of Series B Preferred Stock.
(a) The Corporation shall not redeem, purchase or otherwise acquire, and shall not permit any Subsidiary to redeem, purchase or otherwise acquire, any shares of the Series B Preferred Stock unless it concurrently offers to redeem the same proportion (based on Liquidation Preference) of the Series A-1 Preferred Stock on the same terms and conditions and at the same time (the “Modified Redemption Price”); provided that in no case will a conversion of the Series B Preferred Stock into Common Stock be deemed to be a redemption, purchase or other acquisition covered by this paragraph 12.

(b) Notice of any such offer to redeem shall be sent by or on behalf of the Corporation to the Holders not less than 10 Business Days nor more than 45 days prior to the anticipated date of redemption (i) notifying such Holders of the Corporation’s offer to redeem such shares and of the date of redemption, and (ii) stating the place or places at which the shares presented for redemption shall, upon presentation and surrender of the certificates evidencing such shares, be redeemed, and the Modified Redemption Price therefor. To exercise its right to have its shares redeemed, a Holder must send written notice to the Corporation not less than 2 Business Days prior to the date of redemption set forth in the Corporation’s notice, indicating its election to participate in the redemption.
(c) If a notice of redemption shall have been given as provided herein, and the Corporation shall not default in the payment of the Modified Redemption Price, then (i) each Holder of shares presented for redemption shall be entitled to all preferences and relative and other rights accorded by this resolution until and including the time of redemption and (ii) from and after the time of redemption the shares presented for redemption shall no longer be deemed to be outstanding, and all rights of the Holders of such shares shall cease and terminate, except the right of the Holders of such shares, upon surrender of certificates therefor, to receive amounts to be paid hereunder.
(d) Any such offer to redeem shall be made ratably to all holders of Series A-1 Preferred Stock.
13. Modification of Series B Preferred Stock. The Corporation shall not amend or otherwise change the Liquidation Preference, Dividend Rate or Conversion Price of the Series B Preferred Stock (in each case, as defined in the Certificate of Designations applicable to the Series B Preferred Stock) unless (x) it shall have offered to the holders of the Series A-1 Preferred Stock the right to have a corresponding change made to this Certificate of Designations effective at the same time that such amendment or other change is effective as to the Series B Preferred Stock and (y) if the Holders of a majority of the Series A-1 Preferred Stock then outstanding elect to have such change effected, shall have effected such amendment or other change, simultaneously with such amendment or other change to the Certificate of Designations applicable to the Series B Preferred Stock.
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SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Westwood One, Inc. has caused this Certificate of Designations to be duly executed as of this 23nd day of April, 2009.

WESTWOOD ONE, INC.
By:	/s/ David Hillman
	Name:	David Hillman
	Title:	Chief Administrative Officer, Secretary and General Counsel
[Signature Page to COD]

Annex A
NOTICE TO EXERCISE CONVERSION RIGHT
The undersigned, being a holder of the 7.50% Series A-1 Convertible Preferred Stock of Westwood One, Inc. (the “Series A-1 Preferred Stock”) exercises the right to convert                                          outstanding shares of Series A-1 Preferred Stock on                                          ,                     , into shares of Common Stock of Westwood One, Inc. (the “Corporation”), [upon the occurrence of [name consolidation or merger of the Corporation or sale of all or substantially all of the assets of the Corporation or reorganization of the Corporation] on or prior to [insert date]] in accordance with the terms of the shares of Series A-1 Preferred Stock, and directs that the shares issuable and deliverable upon the conversion be issued and delivered in the denominations indicated below to the registered holder hereof unless a different name has been indicated below. The undersigned acknowledges and agrees that if the number of authorized shares of Common Stock under the Certificate of Incorporation is not sufficient to permit the Corporation to issue all of the shares of Common Stock to which the undersigned is entitled upon conversion of all of the undersigned’s shares of Series A-1 Preferred Stock, the undersigned may only convert the number of shares of Series A-1 Preferred Stock up to the Maximum Authorized Amount (as defined in the Series A-1 Certificate of Designations). Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Purchase Agreement, dated as of April 23, 2009, among the Corporation and the Purchasers.
Dated: [At least one Business Day prior to the date fixed for conversion]
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shares of Common Stock
if to be issued otherwise
than to the registered
holder:

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